August 6, 2013
QMM: NYSE MKT
QTA: TSX VENTURE
NR-8-13

QUATERRA ANNOUNCES MANAGEMENT AND DIRECTOR CHANGES

VANCOUVER, B.C., August 6, 2013—Quaterra Resources Inc. (TSX-V: QTA, NYSE-MKT: QMM) is pleased to announce several important undertakings in an effort to ensure the long-term sustainability of the Company. These initiatives include changes at the management and director level, core focus on advancing its 100% owned Yerington Copper Projects and the continued evaluation of monetizing non-core assets.

Management and Director Changes:

Effective immediately, the Company has made the following corporate changes:

  Dr. Thomas Patton will move from his position as President and CEO to become the Chairman of the Board, and he will continue to focus on shareholder relations, provide continued advice on strategic matters and use his geological expertise to support the Company’s exploration efforts.

  Steven Dischler, previously VP and General Manager of Yerington, has been appointed President and CEO of the Company and a Director. Steve will continue to be responsible for Yerington and will assume leadership responsibility for corporate strategy, operations and administrative functions. (Please see bio below).

  Dr. Michael Berry has joined the Board as an independent Director. Mike brings an impressive track record of project finance in the junior mining sector. (Please see bio below).

  Lawrence Page Q.C. has resigned as a director to accommodate the appointment of Dr. Berry.

“Due to the ongoing volatility in financial markets, we believe it is important to implement these changes at this time,” says Quaterra Chairman of the Board, Tom Patton. “We have taken these steps to improve our efficiency and to streamline our operations. This will allow us to focus on Yerington and optimizing the value of our other assets. We have been working closely with Mr. Dischler over the past 2 years, and are highly confident in his abilities to lead Quaterra’s business activities going forward. We are pleased to welcome Dr. Berry to the Board. He has been a long term supporter and shareholder and has tremendous experience in capital markets and particularly in mining. The Board would also like to thank Mr. Page for his untiring commitment and counsel to the Company in fulfilling his role as a Director of Quaterra.”

“We are going to stay laser-focused on delivering shareholder value” says newly appointed President and CEO Steve Dischler. “The continued exploration and development of our Yerington copper projects, which we believe are world-class assets, will be our primary focus. The changes announced today position us to concentrate on advancing these projects toward a full-scale production decision which we believe will provide significant value to our shareholders.”

In addition, the Company is continuing its implementation of significant cost-saving initiatives, including the elimination of non-essential positions, selective salary reductions, and reduction in corporate office and G&A expenses.

Board Bio’s

Steven Dischler - Mr. Dischler has 32 years of experience in the mining and natural resources sector, the last 2 years of which he has been VP and General Manager of Quaterra’s Yerington project. He has held a variety of leadership positions in consulting and industry with expertise in major project development including permitting, feasibility studies, engineering, construction and start-up. He is a registered professional engineer in eight states and holds B.S. and M.S degrees in mining engineering.

Dr. Berry is a highly respected economic and investment strategist. He served as a professor of investments at the Colgate Darden Graduate School of Business Administration at the University of Virginia, and as the Wheat First Endowed Chair at James Madison University. He has managed small- and mid-cap value portfolios for Heartland Advisors and Kemper Scudder. For the past decade he has been a highly regarded lecturer at the Federal Reserve Bank of the United States of America and is a well-known author and speaker in the Discovery Investing world. He is co-developer of the Discovery Investing Scoreboard software which ranks companies relative to their discovery potential. He publishes Morning Notes which discusses geopolitical, technological and economic trends and their effect on capital markets, and identifies opportunities in the area of natural resources, high technology, infrastructure development and biotech.

About Quaterra

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,

“Thomas Patton”

Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at (604) 641-2746 or email: info@quaterra.com. Tom Patton can be reached in the Vancouver office at (604) 681-9050 and Steve Dischler can be reached in the Yerington office at (775) 463-9600.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.